

DIVISION OF
CORPORATION FINANCE

January 15, 2009

Mail Stop 7010

Via U.S. mail

Peter L. Hauser
Chief Executive Officer and Chairman of the Board
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

Re: **Entrx Corporation**
        Preliminary Proxy Statement on Schedule 14A Amendment No.1
        Filed on December 30, 2008
        File No.: 000-02000

        Schedule 13E-3 Amendment No.1
        Filed on December 30, 2008
        File No.: 005-15818

Dear Mr. Hauser:

        We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3 Amendment No.1

General

1. We note that you added the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act in response to comment 4 of our November 4, 2008 letter. Please change the word "inadequacy" to "accuracy."

2. We note your response and revised disclosure in response to comment 6 of our November 4, 2008 letter. Please also revise Item 12 of Schedule 13E-3 to reflect that disclosure related to Item 1012(d) of Regulation M-A is addressed in the second to last bullet point of the Summary Term Sheet starting on page 4 of the proxy statement.

3. We note the summary financial information on page 12 of the proxy statement in response to comment 8 of our November 4, 2008 letter. Please tell us where you have disclosed information required by Items 1010(c)(2) and (4) of Regulation M-A or otherwise include it in your next filing.

Preliminary Proxy Statement on Schedule 14A Amendment No.1

4. Please revise your disclosure to add the penultimate sentence of your response to prior comment 10.

5. Please revise your disclosure to address the last clause of prior comment 11. Specifically, disclose how the board will provide to security holders notice of its determination to abandon the reverse/forward split.

6. We note your response to prior comment 13. Please disclose the method by which votes will be counted in accordance with Item 21(b) of Schedule 14A.

Summary, page 4

Term Sheet, page 4

7. In the seventh bullet point where you explain the reasons for the forward stock split, please clarify that in addition to eliminating fractional or odd-lot shares, the forward split will result in the remaining shareholders holding the same number of shares that they held "prior to the reverse stock split." Please address this comment elsewhere in the filing dealing with the effects of the forward stock split.

Effects on Shareholders, page 7

8. In response to comment 21 of our November 4, 2008 letter, you state that "[t]here is no difference between the effect that the Reverse/Forward Split will have on affiliates as compared to non-affiliates." Please clarify that since you are not aware of any affiliates owning less than 500 shares, you believe that no affiliates will be cashed out following the stock splits.

Background and Purpose of the Reverse/Forward Stock Split, page 10

9. Your disclosure in the fifth paragraph estimated expenses of $44,000, yet the paragraph only lists expenses totaling $36,000. If applicable, please revise the fifth paragraph to include the $8,000 fee paid to the Altman Group.

Form of Proxy

    10. We note your response to prior comment 30. Please expand upon your second
sentence of your response regarding your statements the shareholder approval
"would probably not" be necessary for a forward stock split. Please advise why
are you not able to say with certainty that shareholder approval is not required.
Include references to state law and Entrx's certificate of incorporation, as
applicable. If such approval is required, please note that Exchange Act Rule 14a-
4(a)(3) requires that the form of proxy identify clearly and impartially each
separate matter intended to be acted upon, *whether or not related to or
conditioned on the approval of other matters*. In addition, Rule 14a-4(b)(1)
requires you to separately break out on the proxy card each matter to be voted on.
The separate proposals may be cross-conditioned upon one another, such that one
will not pass unless the other does. Please advise or revise.

    Please amend your filing in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (612) 338-0535**

Roger H. Frommelt, Esq.
Felhaber, Larson, Fenlon & Vogt, P.A.
220 South Sixth Street, Suite 2200
Minneapolis, MN 55402